PWardle@gibsondunn.com

July 26, 2005

(213) 229-7242	C 16009-01464
(213) 229-6242
VIA EDGAR AND COURIER
Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549-0305 Attention: Abby Adams Department of Corporate Finance
  Re:
  Worldwide Restaurant Concepts, Inc.
  Preliminary Proxy Statement on Schedule 14A
  File No. 001-10711
  Transaction Statement on Schedule 13E-3
  File No. 005-41551

Dear Ms. Adams:

        On behalf of Worldwide Restaurant Concepts, Inc., a Delaware corporation ("WRC" or the "Company"), we transmit herewith a revised Preliminary Proxy Statement (the "Revised Proxy Statement") on Schedule 14A (File No. 001-10711), which was initially filed by the Company with the Securities and Exchange Commission (the "Commission") on June 15, 2005 (the "Proxy Statement") and Amendment No. 1 (the "Amended 13E-3") to the Transaction Statement on Schedule 13E-3 (File No. 005-41551) filed by the Company and certain other persons with the Commission on June 15, 2005 ("Initial 13E-3"). In this letter, we respond on behalf of the Company and the other filing persons to the comments of the staff of the Commission (the "Staff") contained in your letter dated July 18, 2005. The numbered paragraphs below correspond to the numbered comments in that letter, with your comments presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier, two copies of the Revised Proxy Statement and the Amended 13E-3 in paper format, which are marked to show changes from the Proxy Statement and the Initial 13E-3, respectively. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Proxy Statement and the Schedule 13E-3 to update other disclosure.

Schedule 13E-3

  1.
  Please revise the Schedule and the document to be disseminated to security holders to clarify each filing person's response to Item 6 and 7 of Schedule 13E-3. In doing so, please be certain to disclose the information regarding effects required by Instructions 2 and 3 to Item 1013 of Regulation M-A.

        In response to the Staff's comment, we have included on pages 33-34, additional disclosures in response to Items 6 and 7 of Schedule 13E-3 and the effects required by Instructions 2 and 3 to Item 1013 of Regulation M-A. With respect to disclosures required pursuant to Item 6 of Schedule 13E-3, we believe that the disclosures on pages 45-46 under the sections "Plans for WRC After the Merger," "Plans for Sale of Division" and "Deregistration of WRC Common Stock" cannot be differentiated with respect to each of the filing persons since any post-merger plans for WRC will be entirely in the control of PEP.

Chapter 1—The Merger, page 2

  2.
  We note from page 4 that Mr. Kevin Perkins, a filing person, and additional members of the Australian Management Group, who are currently members of management of CFG will have the opportunity to exchange CFG shares for shares of the surviving entity. We also note that other management employees will have the opportunity to subscribe for equity interests in the surviving company. Please tell us what consideration was given as to whether these additional persons, to the extent that they subscribe for equity interests in the surviving entity, should be filing persons on the Schedule 13E-3. Refer to section II.D.3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction.

        We have considered, using the Current Issues Outline as our guidance, whether any other members of the management (the "Australian Management Group") of Collins Food Group ("CFG") should be filing persons on the Schedule 13E-3. Other than Mr. Kevin Perkins, none of the members of the Australian Management Group are directors, officers or stockholders of WRC. Such members of the Australian Management Group are not "affiliates" of WRC and should not be considered to be "on both sides" of the transaction. Therefore, we have determined that such other members of the Australian Management Group need not be filing persons on the Schedule 13E-3. With respect to other management members of the Company that may be provided with the opportunity to subscribe for equity interests in the investor group, the Company has been advised by the investor group that it has not yet determined the identity of such management members. Therefore, even if other management members of the Company who could be considered "affiliates" of the Company ultimately are offered an opportunity to subscribe for equity interests in the investor group, they took no part in the negotiations or evaluation of the transaction on behalf of the investment group at a time when they had been offered an equity participation.

  3.
  Your Q&A and summary together are 17 pages long. Please revise the document to eliminate repetitive disclosure in these sections and to shorten the summary. The summary term sheet should address all of the most material terms of the transaction and should begin immediately after any state law notice to security holders.

        In response to the Staff's comment, we have eliminated repetitive disclosures by deleting the Q&A section and have moved the summary section.

  4.
  We note that the per share consideration to be received in the transaction is based on a formula. Please revise the document as follows:

  •
  Revise the summary to provide a toll free telephone number shareholders may call prior to determine the exact consideration to be received on a per share basis.

  •
  Add an illustrative table showing the range of consideration per share that may be received between the set high and low.

  •
  Clarify whether the parties may terminate the transaction if exchange rates fluctuate beyond values that would result in the high and low threshold consideration.

  •
  If material, address the volatility of the exchange rate over a recent period, such as 90 days.

  •
  Disclose the time period between the vote and the closing of the transaction.

  •
  Disclose that the actual value of the consideration may differ from the example as of the latest practicable date, given that the actual consideration will not be determined until immediately preceding closing.

        In response to the Staff's comment:

  •
  we have provided on page 9 a toll free telephone number stockholders may call to determine the exact consideration to be received on a per share basis once such amount has been determined;

  •
  we have added additional examples illustrating the consideration formula to page 8 and have explained on page 7 that the stockholders may receive a per share consideration that may fall anywhere within the disclosed range;

  •
  we have clarified on page 9 that the parties may not terminate the transaction if exchange rates fluctuate beyond values that would result in the high and low threshold consideration;

  •
  we have addressed on page 7 the range of the exchange rate within the 90 days prior to the date of the Revised Proxy Statement (which disclosure will be updated to cover the 90 days prior to the date of the definitive proxy statement);

  •
  we have disclosed on page 47 that the closing of the Merger is expected to occur within two days of obtaining the approval of the stockholders, assuming all other conditions to closing have been satisfied at that time;

  •
  we have disclosed on page 9 that the consideration to be received by the stockholders may differ from the examples that are provided, given that the actual consideration will not be determined until immediately prior to closing.

    With respect to the second bullet point above, because the final per share consideration may fall anywhere within the disclosed range, we believe it is more helpful to stockholders to provide a statement to this effect and additional examples between the high and low prices.

  5.
  Revise to clarify the board's plans if Houlihan Lokey is not able to provide fairness opinion the day before the special meeting, as discussed on page 14. Confirm that you will amend the Schedule 13E-3 to include any additional reports prepared by Houlihan Lokey as exhibits to the document as required by Items 1015 and 1016 of Regulation M-A. Also, please tell us how you intend to disseminate to security holders the results of Houlihan Lokey's analysis, a summary of any report, and the board's consideration of their conclusion.

        In response to the Staff's comment, we have included a statement on page 9 that if Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey Financial Advisors") does not issue a favorable fairness opinion the day before the special meeting, the Board of Directors of WRC intends to postpone or adjourn the special meeting while it considers actions to be taken. Any such actions will be subsequently disclosed by the Company.

        The Company will amend the Schedule 13E-3 to include as exhibits additional reports prepared by Houlihan Lokey Financial Advisors. The Company intends to issue a press release on the business day before the special meeting regarding Houlihan Lokey Financial Advisors "bring-down" opinion and the Board of Director's consideration of the "bring-down" opinion.

Risk Factors, page 17

  6.
  At the bottom of page 18 you state that "[c]ertain statements and assumptions in this proxy statement and in the documents attached or incorporated by reference in this prosy statement contain or are based on 'forward-looking' information.... [and] that such statements are 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(2)(E) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov, in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please eliminate the reference to the Act or otherwise clarify your disclosure.

        In response to the Staff's comment, we have eliminated the reference to the Private Securities Litigation Reform Act of 1995.

  7.
  In addition, you state, "WRC does not undertake any obligation to update or release any revisions to any forward-looking statements or to report any events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events, except as required by law." Please revise to clarify your obligation under Rules 13e-3(d)(2) and (f)(1)(iii) to amend the Schedule to reflect a material change in the information previously disclosed.

        In response to the Staff's comment, we have added a statement on page 14 to clarify our obligations under Rules 13e-3(d)(2) and (f)(1)(iii) to amend the Schedule 13E-3 to reflect any material change in the information previously disclosed.

The Merger, page 20

  8.
  Refer to the fifth full paragraph on page 21. Please disclose the criteria used to select the final seven potential acquirors.

        In response to the Staff's comment, we have revised page 16 to include the criteria used to select the final seven potential acquirors.

  9.
  On page 23, revise to clarify the outstanding issues between April 20 and April 27.

        In response to Staff's comment, we have included additional disclosures on page 18 to clarify the outstanding issues between April 20 and April 27.

Consideration Relating to the Merger, page 24

  10.
  Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. For example, it does not appear that you have addressed liquidation value, net book value or historical market prices. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). Please revise the investor group's fairness discussion in this regard as well.

        In response to the Staff's comment, we have revised pages 20-22 to expand the Board of Director's fairness discussion and pages 31-32 to expand the investor group's fairness discussion.

  11.
  Revise the sixth bullet point on page 25 to clarify the potential consideration from the "other possible liquidity events" that the board considered in reaching its fairness determination. Also revise the sixth bullet point on page 26 to clarify what about the "current and prospective environment... and, in particular, competitive factors" the board considered and how this weighed in favor of the fairness determination. Please make similar changes to the investor group's fairness determination, as applicable.

        In response to the Staff's comment, we have revised pages 20-22 to clarify the other possible liquidity events that the Board of Directors considered in reaching its fairness determination and to clarify the Board of Director's consideration of "current and prospective environment." We made similar changes to the investor group's fairness determination, where applicable.

  12.
  Please revise this section to clarify how the board reached its procedural fairness determination despite the absence of all of the safeguards found in Item 1014 of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719. In this regard, we note the statement in the last full paragraph on page 24 that "[b]ecause WRC is not affiliated with PEP and its affiliates, the Special Committee and the WRC Board of Directors determined that it was not necessary to retain an unaffiliated representative to act solely on behalf of stockholders of WRC that are not employees or affiliates." As it appears that the two are affiliated, please revise this statement or advise. For a discussion of affiliates of an issuer within the scope of Rule 13e-3, please see Item II.D.3 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, discussed above.

        In response to the Staff's comment, we have included additional disclosures on page 20 to clarify how the board reached its procedural fairness determination. Prior to entering into decisions regarding the merger, the investor group and the Company were not affiliated with each other. As a result of the negotiations between the investor group and Mr. Kevin Perkins, who is an officer of the Company and a member of the Australian Management Group, is expected to become an officer of, and have equity ownership in one of the investor group entities upon completion of the merger. Mr. Perkins and the investor group did not have any prior relationship. Under interpretation of the staff of the SEC, because Mr. Perkins will be affiliated with the investor group upon consummation of the merger and is currently an officer of the Company, the investor group is considered to be an affiliate of the Company. The negotiations regarding the terms of the merger agreement between the investor group and the Company were on an arm's-length basis and Mr. Perkins did not participate in the negotiations. Taking into consideration these factors, the Special Committee and the WRC Board of Directors concluded that procedural fairness was maintained and determined that it was not necessary to retain an unaffiliated representative to act solely on behalf of stockholders of WRC that are not employees or affiliates WRC or PEP for purposes of negotiating the terms of the merger.

Recommendation of the WRC Board of Directors, page 27

  13.
  We note that the merger agreement and recommendation to security holders to vote in favor of the transaction were approved by "a unanimous vote of all directors at the meeting." Please clarify which directors did not vote on these matters.

        In response to Staff's comment, we have included additional disclosures on pages 6, 20, 23 and 64 to clarify that Peggy Cherng was not available to participate in the meeting.

Opinion of Financial Advisor, page 27

  14.
  Each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of Schedule 13E-3. This applies to oral as well as written reports and preliminary as well as final reports. Revise to summarize each report prepared by Houlihan Lokey Financial Advisors and file each report as an exhibit to the Schedule 13E-3. In this regard, we note from page 29 that Houlihan, an affiliate of Houlihan Lokey Financial Advisors, also provided financial advisory services in connection with this transaction. Please revise to provide all Item 1015 information with respect to Houlihan or tell us why disclosure is not required.

        During the course of its meetings with the Company, Houlihan Lokey Financial Advisors provided the Special Committee and the Board of Directors with a presentation of its financial analyses of the proposed merger on April 28, 2005 that we have filed as Exhibit (c)(3) to the Schedule 13E-3, an updated presentation of its financial analyses of the proposed merger provided on April 28, 2005 pursuant to the board's request to reflect the price collar, to reflect information not previously included in the list of documents that Houlihan Lokey Financial Advisors reviewed in connection with the rendering of its fairness opinion (i.e., the review of Commitment Letters) and to reflect a premium analysis based on the current trading price of the Company's common stock on that day, as discussed at the board meeting that we have filed as Exhibit (c)(2) to the Schedule 13E-3, and an oral summary of such presentations as described on page 19 and pages 23-31 of the Revised Proxy Statement. Houlihan Lokey Financial Advisors' fairness opinion was previously filed as an exhibit to the Proxy Statement.

        In response to the Staff's comment, page 24 have been revised to provide the information required by Item 1015 of Regulation M-A with respect to Houlihan Lokey.

  15.
  Revise the discussion in the carryover paragraph at the top of page 29 to clarify the scope of Houlihan's engagement as WRC's financial advisor with respect to the merger, and how this differed from the scope of Houlihan Lokey Financial Advisors' role in the transaction. Finally, as the two advisors have similar names, please revise the reference to the fairness opinion, which you refer to as the "Houlihan opinion" to clarify the source of that opinion.

        In response to the Staff's comment, we have revised page 24 to clarify the scope of the engagements of Houlihan Lokey Howard & Zukin Capital and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. In order to clarify that Houlihan Lokey Howard & Zukin Financial Advisors, Inc., rather than Houlihan Lokey Howard & Zukin Capital, provided the opinion, we revised the reference to the fairness opinion throughout the disclosure from the "Houlihan opinion" to the "Houlihan Lokey Financial Advisors opinion".

  16.
  On page 33, you state that "the financial projections may not be relied upon as necessarily indicative of future results." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise the disclosure to clarify why the projections are no longer valid, if true, and eliminate this disclaimer.

        In response to the Staff's comment, we have revised the statement on page 30 accordingly.

  17.
  Please revise to clarify, if true, that the projections and underlying assumptions provided to the financial advisor are disclosed on pages 73-76.

        In response to the Staff's comment, we have included additional language on page 30 to clarify that the projections provided to the financial advisor are disclosed on pages 73-76.

  18.
  We note that the financial advisor considered a draft merger agreement in reaching its fairness determination. Please revise to disclose the changes to the merger agreement after this draft, and whether any of those changes were material.

        In response to the Staff's comment, we have included additional language on page 25 to clarify that there are no material differences between the draft merger provided to Houlihan Lokey Financial Advisors and the final merger agreement.

Position of the Investor Group as to Fairness, page 34

  19.
  Please disclose the historical stock value of WRC that the investor group considered, and what consideration they gave to these values.

        In response to the Staff's comment, we have disclosed on page 32 the historical stock value of WRC that the investor group considered and the consideration given to these values.

The Financing, page 39

  20.
  We note that the financing agreements for the funds necessary to complete the transaction have not been finalized. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to the Schedule 13E-3.

        The Staff's comment is noted. The Company has been informed by PEP that it will file the financing agreements as exhibits to the Schedule 13E-3 when executed.

The Merger Agreement, page 48

  21.
  You state that the "description of the material provisions of the merger agreement is qualified by reference to the text of the" merger agreement. Please eliminate this disclaimer, as security holders are entitled to rely on your disclosure in the document.

        Although the Company believes that the description of the material provisions of the merger agreement is accurate, the description the merger agreement is a summary, not the document in its entirety. The Company therefore believes that a qualification by reference to the merger agreement which is attached to the Proxy Statement is appropriate since it is not a disclaimer and does not imply that stockholders are not entitled to rely on such disclosure. The language is merely included to alert stockholders that the entire merger agreement is not included within the summary.

  22.
  You state that "[t]he merger agreement is not intended to provide stockholders with factual information regarding the current state of the business or operations of WRC, Such information is provided elsewhere, or incorporated by reference, in this proxy statement and in the filings made by WRC with the Securities and Exchange Commission... which together contain all material information about WRC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

        In response to the Staff's comment, we have included a statement on page 46 that the referenced merger agreement constitutes public disclosures under the federal securities laws.

Proxy Solicitation, page 68

  23.
  Revise to provide all information required by Item 1009(a) of Regulation M-A with respect to Georgeson. In doing so, quantify the compensation to be paid to Georgeson.

        In response to the Staff's comment, we have disclosed on page 66 the additional information regarding the Company's agreement with Georgeson, including the compensation to be paid to Georgeson.

Ownership of More than 5% of WRC Common Stock, page 83

  24.
  Please revise each of the beneficial ownership tables to disclose the number of shares outstanding on which you base the percentages.

        In response to the Staff's comment, we have disclosed on page 82 the number of shares outstanding on which the Company based the beneficial ownership percentages in the table.

  25.
  Revise the beneficial ownership table to identify the individual(s) with voting and/or investment control over the shares held by entities named in the table.

        The entities disclosed in the beneficial ownership table are unaffiliated third party security holders. The Company, therefore, does not have information with respect to voting and/or investment control of such third party entities.

Where Stockholders Can Find More Information, page 85

  26.
  Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings while this Offer is pending, you must amend the Schedule 13E-3 to specifically incorporate them by reference, if necessary. Please confirm that you will do so and revise this section to clarify.

        The Company will amend the Schedule 13E-3 to incorporate any future filings. Statements that may suggest otherwise have been deleted.

  27.
  We note the disclaimers in the second and third full paragraphs on page 86. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and (f)(1)(iii) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

        The Company will amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Statements that may suggest otherwise have been deleted.

  28.
  We note the disclosure in the penultimate paragraph on this page that:

      A stockholder should pursue his, her or its own independent evaluation and make any investigation he or she deems appropriate in deciding whether or not to join in the proxy solicitation for purposes of approving the merger. The information contained in or incorporated by reference in this document is not intended to be legal, tax or investment advice. Stockholders are strongly encouraged to consult with his, her or its own legal, tax and financial advisors regarding the consequences of the transactions described in this document.

  Security holders are entitled to rely on the disclosure in your document. Please revise to eliminate this disclaimer and to clarify the reference to "join in the proxy solicitation."

        The Company has disclosed its recommendation and the reasons for such recommendation for the stockholder's reference, but believes that each stockholder should pursue his or her own evaluation and any additional investigation that is necessary for an individual stockholder in making his or her own decision. In response to the Staff's comment, the Company has clarified, on page 85, the reference to "join the proxy solicitation," but does not believe that the language referred to in your comment is inappropriate.

Form of Proxy

  29.
  If proposal two has been provided to permit the board to adjourn the meeting to solicit additional votes in favor of the transaction, please revise the proposal to clarify. Also, please revise the document to provide a separate section to discuss the reasons for the second proposal.

        In response to the Staff's comment, we have clarified on page 67 that proposal two has been provided to permit the Board of Directors to adjourn the meeting to solicit additional votes in favor of the transaction and have added on page 67, a separate section to discuss the reasons for the second proposal.

  30.
  Please revise the form of proxy and any associated disclosure in the document to clarify those matters for which proxies may use discretionary authority to exercise their vote. See Rule 14a-4(c)(3).

        In response to the Staff's comment, we have revised the form proxy to clarify those matters for which proxies may use discretionary authority to exercise their vote.

        Enclosed with this letter is a certificate executed by the Company and each of the filing persons with respect to the accuracy and adequacy of the disclosure in the filings.

        Please feel free to contact me at (213) 229-7242 or Karen E. Bertero at (213) 229-7360 should you have any questions.

Sincerely,

/s/ PETER W. WARDLE Peter W. Wardle
PWW/ayr Enclosure(s)

VIA EDGAR AND COURIER
Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549-0305 Attention: Abby Adams Department of Corporate Finance

July 25, 2005

  Re:
  Worldwide Restaurant Concepts, Inc.
  Preliminary Proxy Statement on Schedule 14A
  File No. 001-10711
  Transaction Statement on Schedule 13E-3
  File No. 005-41551

Dear Ms. Adams:

        In connection with the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 18, 2005, each of the undersigned hereby confirm that:

  •
  each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the above referenced filings (the "Filings");

  •
  the Staff comments, or changes to disclosure in response to the Staff's comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

  •
  the undersigned may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Worldwide Restaurant Concepts, Inc.

Dated: July 25, 2005	By:	/s/ A. KEITH WALL
	Name:	A. Keith Wall
	Title:	Vice President and Chief Financial Officer
Pacific Equity Partners Fund II, L.P.

Dated: July 25, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Attorney
Aus Holdco Pty Limited

Dated: July 25, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
Aus Bidco Pty Limited

Dated: July 25, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
US Mergeco, Inc.

Dated: July 25, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
Dated: July 25, 2005
Kevin Perkins

Dated: July 25, 2005
	By:	/s/ KEVIN PERKINS

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